SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

First Mid-Illinois Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $4.00 per share

(Title of Class of Securities)

320866 106

(CUSIP Number)

Gary W. Melvin

1134 CR 1650E

Sullivan, IL 61951

217-235-7101

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 19, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 2 of 8 Pages

CUSIP No. 320866 106	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
Gary W. Melvin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 556,867 Shares
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 556,867 Shares
	10	SHARED DISPOSITIVE POWER 0 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,867 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.     Security and Issuer.

This statement relates to the common stock, par value $4.00 per share (the “Common Stock”), of First Mid-Illinois Bancshares, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 1421 Charleston Avenue, Mattoon, Illinois 61938.

Item 2.     Identity and Background.

a.	Name

This statement is being filed by Gary W. Melvin individually.

b.	Residence or Business Address

Mr. Melvin’s residence is as follows: 1134 CR 1650E, Sullivan, IL 6195.

Mr. Melvin’s business address is as follows: 4216 Dewitt Avenue, Mattoon, IL 61938.

c.	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Mr. Melvin’s principal occupation is co-owner Rural King stores.

d.	Whether or not during the last five years, any such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

During the last five years, Mr. Melvin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

During the last five years, Mr. Melvin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order finding any violation with respect to federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Page 4 of 8 Pages

f.	Citizenship

Mr. Melvin is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

Since Mr. Melvin’s most recently filed amendment to this statement on August 23, 2012, shares of Common Stock for which Mr. Melvin is reporting beneficial ownership herein have been acquired in the following manner: (i) 23,966 shares have been acquired pursuant to dividend reinvestment under the Company’s Dividend Reinvestment Plan; (ii) 8,253 shares have been acquired through private or open market purchases; and (iii) 46,253 shares have been acquired upon the conversion of 200 shares of Series B 9% Non-Cumulative Perpetual Convertible Preferred Stock (“Series B Preferred Stock”) of the Company held by Mr. Melvin individually.

Mr. Melvin also had 3,375 shares which Mr. Melvin had the right to acquire by exercise of outstanding stock options under the Company’s Stock Incentive Plan that reached their 10 year term and expired.

Item 4.     Purpose of Transaction.

Purchases of shares of Common Stock by Mr. Melvin have been for investment purposes. Mr. Melvin may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Although Mr. Melvin has no present intention to sell any shares, although he could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by him.

Except as set forth above, Mr. Melvin does not have any plan or proposal which relates to or would result in any of the following matters:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure;

Page 5 of 8 Pages

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

(a)	State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group with the meaning of Section 13(d)(3) of the Act;

Mr. Melvin’s total beneficial ownership amounts to 556,867 shares of Common Stock, or 6.5% of the outstanding shares.

(b)	For each person named in response to paragraph (a), indicate the number as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

Mr. Melvin holds sole voting and investment power over the following shares of Common Stock: (i) 393,068 shares held individually, (ii) 43,298 shares held for the account of Mr. Melvin under the Company’s Deferred Compensation Plan; and (iii)

489 shares of Series C 8% Non-Cumulative Perpetual Convertible Preferred Stock (“Series C Preferred Stock”) of the Company, which are convertible into 120,502 shares of Common Stock of the Company, held by Mr. Melvin individually.

(c)	Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a).

During the past 60 days, Mr. Melvin has effected no transactions in the Common Stock of the Company.

Page 6 of 8 Pages

(d)	Other than the entities described in sub-items (a) & (b) above, to the knowledge of Mr. Melvin, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Melvin.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Melvin and any person with respect to any securities of the issuer.

Item 7.	Material to be Filed as Exhibits.

None.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2015

/s/ Gary W. Melvin

Gary W. Melvin

Page 8 of 8 Pages